CARDIO VASCULAR MEDICAL DEVICE CORP.
12 Shaar Hagai Street
Haifa, Israel 34554

December 14, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. David Burton

Re:	Cardio Vascular Medical Device Corp Form 10-K/A#2 for the year ended December 31, 2008 Filed October 20, 2009 Form 10-Q for the quarterly period ended September 30, 2009 File No. 0-52818

Dear Mr. Burton:

We hereby supplementally respond to the Securities and Exchange Commission (the “Commission) comment letter, dated November 5, 2009, in reference to the Amendment No.2 to the Annual Report on Form 10-KA for the Fiscal Year Ended December 31, 2008, filed with the Commission on October 30, 2009 (the “Annual Report”) and Quarterly Report for the quarterly period ended September 30, 2009 (File No. 000-52818) as follows:

Form 10-Q for the quarterly period year ended September 30, 2009

1.           Comment No. 1.    In future filings, please revise to disclose the date through which subsequent events were evaluated, as well as whether that date is the date the financial statements were issued or the date that the financial statements were available to be issued. Refer to paragraph 855-10-50-1 of the FASB Accounting Standards Codification.

Response to Comment No. 1.    We note the Commission’s comment and hereby confirm we will revise our future filings to conform to the Commission’s comment.

Item 4(T) Controls and Procedures

2. Comment No. 2.    We note your disclosure that the chief executive office and the chief financial officer concluded that “our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in reports that we file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” Revise your disclosures in future filings to clarify, if true, that your officers also concluded that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(c).

Response to Comment No. 2.    We note the Commission’s comment and hereby confirm that we will revise our disclosures in future filings to reflect the conclusion of our officers regarding whether information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Exhibit 31.1 and 31.2

3. Comment No. 3.    We note that the certifications are not in the exact form ser forth in Item 601(b)(31) of Regulation S-K. Specifically, we note that you have altered the language in the first sentence of each of paragraphs 4 and 5 of the certifications. The language set forth in Item 601(b)(31) of Regulation S-K should not be altered in any way except as expressly permitted by other SEC guidance. In future filings, please ensure that the certifications are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Response to Comment No. 3.    We note the Commission’s comment and hereby confirm that our future filings will reflect the exact form as required by Item 601(b)(31) of Regulation S-K.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours, /s/Eli Gonen Eli Gonen Chairman